iROBOT CORPORATION
8 Crosby Drive
Bedford MA 01730

April 14, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

RE:	iRobot Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-36414
Dear Mr. Spirgel:
This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter sent April 3, 2017 to Colin M. Angle, Chief Executive Officer of iRobot Corporation (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the documents incorporated by reference therein. For reference purposes, the Staff’s comment has been reproduced in italics with the Company’s response below.
Financial Statements
Revenue Recognition, page 47

1.
We note from Alison Dean’s discussion of 4th quarter 2016, during your December 31, 2016 fiscal quarter earnings call, you recorded $5 million of specific and general reserves against revenues for pricing support. Tell us why you believe it became necessary for you to establish such pricing support reserves during the 4th quarter of 2016.

Response
During the fourth quarter of fiscal 2016, the Company recorded price protection reserves against revenue in the aggregate amount of $5.0 million, which were comprised of a specific reserve and a worldwide reserve. The first reserve in the amount of $3.5 million was a customer-specific reserve for pricing support to which the Company agreed with two of its customers in China. The second was a $1.5 million worldwide reserve for price protection.

The Company determined, in the fourth quarter of fiscal 2016, that to gain market share in China, changes would be made to the Company’s pricing and product positioning strategies. As such, the Company decided to reduce the Manufacturer’s Suggested Retail Price (“MSRP”) of many of its products sold in China effective either January or April 2017. The Company agreed to compensate two of its Chinese customers for the reduction in MSRP related to the inventory the customers had on hand at December 31, 2016. The total amount of that compensation (and the basis for the specific reserve recorded in the fourth quarter of fiscal 2016) was $3.5 million.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
April 14, 2017

Prior to the fourth quarter of fiscal 2015, the Company’s general practice was not to offer price protection to its customers.  In each of the four fiscal quarters immediately prior to the fourth quarter of fiscal 2016, the Company agreed in limited instances to extend price protection to certain customers based on discrete and unrelated events, which the Company believed to be non-recurring in nature.  In these instances where the Company extended price protection, the associated amounts were individually and in the aggregate immaterial.  The Company accounted for these associated amounts in the period they occurred.  In the fourth quarter of fiscal 2016, as a result of the emerging practice to extend price protection and the Company’s judgment about the likelihood that it would extend price protection in the future, the Company established a worldwide price protection reserve to address future price reductions.  Based on the Company’s historical experience regarding price protection and customer inventory sell-through periods in different geographical markets, the Company calculated and recorded a worldwide reserve of approximately $1.5 million as of December 31, 2016.

The recording of the reserves described above is consistent with the Company’s Revenue Recognition policy described in its 2016 annual report on Form 10-K (as well as in its annual reports on Form 10-K for prior fiscal years), which states “The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience.”

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If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.
Sincerely,

/s/ Alison Dean

Alison Dean
Executive Vice President, Chief Financial Officer and Treasurer